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                         LINCOLN BENEFIT LIFE COMPANY

                  Supplement, dated February 25, 2009, to the
                         Prospectus Dated May 1, 2008

                    Consultant Solutions Variable Annuities

                                Liquidation of
           Janus Aspen Series Perkins Small Company Value Portfolio
          (formerly Janus Aspen Series Small Company Value Portfolio)

The purpose of this Supplement is to advise you of certain changes to your variable annuity contract issued by Lincoln Benefit Life Company.

The Board of Trustees of the Janus Aspen Series (the "Trust") has approved the liquidation and closing of the Janus Aspen Series Perkins Small Company Value Portfolio. The Trust expects to complete the liquidation on or around April 30, 2009 (the "Liquidation Date"). After the Liquidation Date, the Janus Aspen Series Perkins Small Company Value Sub-Account ("Liquidating Sub-Account") will no longer be available for investment within your variable annuity.

As a result, unless you take further action, on the Liquidation Date any Contract Value you have allocated to the Liquidating Sub-Account will be transferred to the PIMCO VIT Money Market Portfolio - Administrative Shares Sub-Account (the "Money Market Sub-Account") within your variable annuity.

If you wish to transfer your Contract Value out of the Liquidating Sub-Account and into any other available investment option within your annuity before the Liquidation Date, you may do so without charge and without the transfer being applied against your annual free transfers. If you take no action before the Liquidation Date, during the 60-day period after the Liquidation Date you may transfer your Contract Value corresponding to the Liquidating Sub-Account out of the Money Market Sub-Account and into any other available investment option within your annuity without charge and without the transfer being applied against your annual free transfers.

For your convenience, we have enclosed a transfer form that you may use to transfer your Contract Value to another investment option(s). Please refer to your prospectus or accessallstate.com for detailed information about available investment options. If you need assistance in choosing investment options, please contact your financial representative. You may request a transfer via the internet at accessallstate.com. If you have elected the telephone transfer privilege, you may transfer your Contract Value by calling the Annuity Service Center.

If you have any questions, or would like a copy of any fund prospectuses, please contact your financial representative or the Annuity Service Center at 1-785-228-4584.